SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Coram Healthcare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $0.001 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    218103109
                 ----------------------------------------------
                                 (CUSIP Number)


                               Steve Chaiken, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 2002
                 ----------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)(1)(f) or 13(d)(1)(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman Sachs Credit Partners L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         OO [See Item 3.]
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          2,045,346
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    2,045,346
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  2,045,346
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman Sachs Global Holdings L.L.C.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         OO [See Item 3.]

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          2,045,346
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    2,045,346
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  2,045,346
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF - OO [See Item 3.]
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          2,048,055
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    2,048,055
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         2,048,055
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC-CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 218103109
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF  - OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [ X ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          2,048,055
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    2,048,055
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         2,048,055
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         BD-PN-IA
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                          CORAM HEALTHCARE CORPORATION

Goldman Sachs Credit Partners L.P. ("GSCP"), Goldman Sachs Global Holdings L.L.C. ("GSGH"), Goldman, Sachs & Co. ("GS&Co."), and The Goldman Sachs Group, Inc. ("GS Group")1 hereby amend the statement on Schedule 13D filed on July 14, 1998 and most recently amended by Amendment No. 3 thereto, filed on January 4, 2001, relating to common stock, par value $0.001 per share (the "Common Stock"), of Coram Healthcare Corporation (the "Company").

Item 1 is hereby amended and supplemented to reflect the following:

              The principal executive offices of the Company are located at 1675 Broadway, Suite 900, Denver, Colorado.

Item 2 is amended and supplemented to reflect the following:

              Schedule I included in Amendment No. 3 to the initial Schedule 13D is hereby replaced in its entirety by Schedule I hereto, which is incorporated herein by reference. Schedule II included in Amendment No. 3 to the initial Schedule 13D is hereby replaced in its entirety by Schedule II hereto, which is incorporated herein by reference. Schedule III included in the initial Schedule 13D, as supplemented by Schedule III included in Amendment No. 3 to the initial Schedule 13D, is hereby supplemented by
     Schedule III hereto, which is incorporated herein by reference.

Items 3, 4, 5 and 6 are hereby amended and supplemented to reflect the following:

              On March 30, 2001, pursuant to an amendment to the Risk Participation Agreement between GSCP and Cerberus Partners L.P., Cerberus Partners L.P. assigned to GSCP the Notes that Cerberus Partners L.P. held subject to the Risk Participation Agreement. Such assignment did not result in a change in GSCP's beneficial ownership as GSCP had reported beneficial ownership of the Notes subject to the Risk Participation Agreement.

              On December 31, 2001, GSCP exchanged approximately $9.54 million of Series A Senior Subordinated Unsecured Notes (the "Series A Notes") and approximately $0.86 million of accrued but unpaid interest on the Series A

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Filing Persons constitute a "group" for any purpose.

     Notes and the Series B Senior Subordinated Convertible Unsecured Notes (the "Series B Notes") for 86.1639 shares of Series A Preferred Stock, $0.001 par value per share of Coram, Inc. (the "Series A Preferred Stock") having a liquidation preference of approximately $10.3 million.

              In addition, on December 31, 2002, with the approval of the United States Bankruptcy Court for the District of Delaware, GSCP exchanged approximately $18.3 million of the Series A Notes, $3.3 million of accrued but unpaid interest on the Series A Notes, $37.8 million of the Series B Notes and $7.6 million of accrued but unpaid interest on the Series B Notes for 553.73479 shares of Series B Cumulative Preferred Stock of Coram, Inc. having a liquidation preference of approximately $66.9 million. As a result of these transactions, GSCP now owns less than five percent of the Common Stock of the Company.

              As of December 31, 2002, Goldman Sachs may be deemed to have beneficially owned 2,709 shares of Common Stock acquired in ordinary course business activities. Schedule IV hereto, which is incorporated herein by reference, describes the transactions in Common Stock effected by Goldman Sachs during the period from November 1, 2002 to December 31, 2002, all of which were effected in the over-the-counter market in the ordinary course of business of Goldman Sachs.

              In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

Item 7 is hereby amended and restated as follows:

Item 7. Material to be filed as Exhibits.
        --------------------------------

                  (1)      Not applicable.

                  (2) (a) Exchange Agreement, dated as of December 31, 2001, filed as Exhibit 99.1

                           (b) Amendment No.1 to Stockholder Agreement, dated as of December 31, 2001, filed as Exhibit 99.2

                           (c) Exchange Agreement, dated as of December 31, 2002, filed as Exhibit 99.3

                           (d) Amendment No.2 to Stockholder Agreement, dated as of December 31, 2002, filed as Exhibit 99.4

                  (3) (a) Amendment No. 5 to Securities Exchange Agreement, dated as of December 31, 2001, filed as Exhibit 99.5

                           (b) Amendment No. 6 to Securities Exchange Agreement, dated as of December 31, 2002, filed as Exhibit 99.6

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 21, 2003

                                    THE GOLDMAN SACHS GROUP, INC.

                                    By:
                                             -----------------------------------
                                    Name:    Roger S. Begelman
                                    Title:   Attorney-in-fact

                                    GOLDMAN, SACHS & CO.

                                    By:
                                             -----------------------------------
                                    Name:    Roger S. Begelman
                                    Title:   Attorney-in-fact

                                    GOLDMAN SACHS CREDIT
                                    PARTNERS L.P.
                                    By:
                                             -----------------------------------
                                    Name:    Roger S. Begelman
                                    Title:   Attorney-in-fact

                                    GOLDMAN SACHS GLOBAL
                                    HOLDINGS L.L.C.

                                    By:
                                             -----------------------------------
                                    Name:    Roger S. Begelman
                                    Title:   Attorney-in-fact

                                  EXHIBIT INDEX


Exhibit         Description
Number

1.              Not applicable
2A              Exchange Agreement, dated as of December 31, 2001, filed as
                Exhibit 99.1
2B              Amendment No.1 to Stockholder Agreement, dated as of
                December 31, 2001, filed as Exhibit 99.2
2C              Exchange Agreement, dated as of December 31, 2002, filed as
                Exhibit 99.3
2D              Amendment No.2 to Stockholder Agreement, dated as of
                December 31, 2002, filed as Exhibit 99.4
3A Amendment No. 5 to Securities Exchange Agreement, dated as of December 31, 2001, filed as Exhibit 99.5
3B Amendment No. 6 to Securities Exchange Agreement, dated as of December 31, 2002, filed as Exhibit 99.6

                                   SCHEDULE I
                                   ----------

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                                Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.               Chairman  and  Chief  Executive  Officer  of
                                    The Goldman Sachs Group, Inc.

John A. Thain                       President and  Co-Chief Operating Officer of
                                    The Goldman Sachs Group, Inc.

Lloyd C. Blankfein                  Vice  Chairman  of  The Goldman Sachs Group,
                                    Inc.

Lord Browne of Madingley            Group Chief Executive of BP plc


John H. Bryan                       Retired Chairman and Chief Executive Officer
                                    of Sara Lee Corporation

William W. George                   Retired Chairman and Chief Executive Officer
                                    of Medtronic, Inc.

James A. Johnson                    Vice Chairman of Perseus, L.L.C.


Ruth J. Simmons                     President of Brown University

                                   SCHEDULE II
                                   -----------

     The name, position and present principal occupation of each director and executive officer of Goldman Sachs Global Holdings L.L.C., which is the sole general partner of Goldman Sachs Credit Partners L.P., are set forth below.

     The business address for all the directors and executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Paul M. Russo is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

     All executive officers and directors listed below are United States citizens, except as follows: Sarah E. Smith is a citizen of the United Kingdom, Veronica W. Foo is a citizen of Hong Kong (PRC) and Amol S. Naik is a citizen of India.

Name                     Position                   Present Principal Occupation
--------------------------------------------------------------------------------

Gregory K. Palm          Director/Secretary/        Managing Director of
                         Executive Vice President   Goldman, Sachs & Co.

Esta E. Stecher          Director/Secretary/        Managing Director of
                         Executive Vice President   Goldman, Sachs & Co.

Dan H. Jester            Director/Vice President    Managing Director of
                                                    Goldman, Sachs & Co.

Henry M. Paulson, Jr.    Chairman/                  Managing Director of
                         Chief Executive Officer    Goldman, Sachs & Co.

Lloyd C. Blankfein       Vice Chairman              Managing Director of
                                                    Goldman, Sachs & Co.

Robert S. Kaplan         Vice Chairman              Managing Director of
                                                    Goldman, Sachs & Co.

Robert K. Steel          Vice Chairman              Managing Director of
                                                    Goldman, Sachs & Co.

John A. Thain            President                  Managing Director of
                                                    Goldman, Sachs & Co.

John L. Thornton         President                  Managing Director of
                                                    Goldman, Sachs & Co.

David A. Viniar          Chief Financial Officer/   Managing Director of
                         Executive Vice President   Goldman, Sachs & Co.

Kevin W. Kennedy         Executive Vice President   Managing Director of
                                                    Goldman, Sachs & Co.

Raanan A. Agus           Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

John G. Andrews          Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Craig W. Broderick       Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Robert J. Christie       Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Gary D. Cohn             Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Christopher A. Cole      Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

E. Gerald Corrigan       Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Edward C. Forst          Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Richard A. Friedman      Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

C. Douglas Fuge          Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

David B. Heller          Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Stephen P. Hickey        Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Scott B. Kapnick         Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Peter S. Kraus           Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Kathleen M. Maloney      Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Andrew J. Melnick        Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Therese L. Miller        Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Eric M. Mindich          Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Donald Mullen            Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Philip D. Murphy         Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Daniel M. Neidich        Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Suzanne M. Nora Johnson  Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Terence M. O'Toole       Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Scott S. Prince          Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

John F. W. Rogers        Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Pamela P. Root           Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Paul M. Russo            Vice President             Managing Director of
                                                    Goldman Sachs International

Michael D. Ryan          Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Eric S. Schwartz         Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Howard A. Silverstein    Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Sarah E. Smith           Vice President/            Managing Director of
                         Controller                 Goldman, Sachs & Co.

Robert T. Wagner         Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

John S. Weinberg         Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

John Winkelried          Vice President             Managing Director of
                                                    Goldman, Sachs & Co.

Carol A. Cortorillo      Assistant Vice President   Vice President of
                                                    Goldman, Sachs & Co.

Thomas J. McAdam         Assistant Vice President   Managing Director of
                                                    Goldman, Sachs & Co.

David M. Weil            Treasurer                  Managing Director of
                                                    Goldman, Sachs & Co.

Steven M. Bunson         Assistant Secretary        Managing Director of
                                                    Goldman, Sachs & Co.

Kenneth L. Josselyn      Assistant Secretary        Managing Director of
                                                    Goldman, Sachs & Co.

Russell E. Makowsky      Assistant Secretary        Managing Director of
                                                    Goldman, Sachs & Co.

James B. McHugh          Assistant Secretary        Vice President of
                                                    Goldman, Sachs & Co.

Beverly L. O'Toole       Assistant Secretary        Vice President of
                                                    Goldman, Sachs & Co.

Ellen R. Porges          Assistant Secretary        Managing Director of
                                                    Goldman, Sachs & Co.

Howard B. Surloff        Assistant Secretary        Managing Director of
                                                    Goldman, Sachs & Co.

Elizabeth E. Beshel      Assistant Treasurer        Managing Director of
                                                    Goldman, Sachs & Co.

Andrew B. Fontein        Assistant Treasurer        Vice Prsident of
                                                    Goldman, Sachs & Co.

Veronica W. Foo          Assistant Treasurer        Vice Prsident of
                                                    Goldman, Sachs & Co.

Susan Healy              Assistant Treasurer        Vice Prsident of
                                                    Goldman, Sachs & Co.

Amol S. Naik             Assistant Treasurer        Vice Prsident of
                                                    Goldman, Sachs & Co.

Scott L. Wertheimer      Assistant Treasurer        Vice Prsident of
                                                    Goldman, Sachs & Co.

                                  SCHEDULE III
                                  ------------

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 hereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.


                                      -15

                                  SCHEDULE IV
                                  -----------


   Purchases      Sales      Price     Trade Date     Settlement Date
   ---------      -----      -----     ----------     ---------------

         10,000                0.480        11/4/02             11/7/02
          7,500                0.455        11/7/02            11/13/02
                     4,000     0.480        11/8/02            11/14/02
                     1,000     0.520       11/12/02            11/15/02
                     8,450     0.520       11/12/02            11/15/02
          8,500                0.520       11/12/02            11/15/02
                       150     0.520       11/12/02            11/15/02
            125                0.465       11/14/02            11/19/02
          1,000                0.465       11/18/02            11/21/02
          1,000                0.465       11/18/02            11/21/02
            428                0.460       11/19/02            11/22/02
            630                0.490       11/20/02            11/25/02
            100                0.480       11/20/02            11/25/02
                     3,000     0.530       11/22/02            11/27/02
             31                0.530       11/25/02            11/29/02
             89                0.530       11/27/02             12/3/02
          2,500                0.510       11/27/02             12/3/02
             63                0.450        12/2/02             12/5/02
            400                0.480        12/4/02             12/9/02
            300                0.450        12/9/02            12/12/02
          1,220                0.450       12/10/02            12/13/02
                     1,000     0.480       12/12/02            12/17/02
          1,300                0.460       12/12/02            12/17/02
            500                0.420       12/13/02            12/18/02
          1,400                0.435       12/13/02            12/18/02
            146                0.410       12/16/02            12/19/02
          4,000                0.430       12/17/02            12/20/02
            400                0.430       12/17/02            12/20/02
            100                0.430       12/18/02            12/23/02
            243                0.430       12/18/02            12/23/02
             63                0.430       12/18/02            12/23/02
            252                0.430       12/19/02            12/24/02
             33                0.430       12/20/02            12/26/02
          4,270                0.430       12/23/02            12/27/02
                     6,400     0.440       12/24/02            12/30/02
             33                0.440       12/24/02            12/30/02
          5,000                0.450       12/24/02            12/30/02
                     5,000     0.450       12/24/02            12/30/02
            125                0.480       12/27/02              1/2/03
             67                0.500       12/30/02              1/3/03
            200                0.500       12/30/02              1/3/03
             63                0.500       12/30/02              1/3/03
          2,500                0.520       12/30/02              1/3/03
              9                0.480       12/30/02              1/3/03
            900                0.480       12/30/02              1/3/03
          1,000                0.480       12/30/02              1/3/03
         10,000                0.600       12/31/02              1/6/03
                    10,000     0.600       12/31/02              1/6/03
          1,000                0.520       12/31/02              1/6/03
             63                0.520       12/31/02              1/6/03
          1,000                0.540       12/31/02              1/6/03
            315                0.540       12/31/02              1/6/03
                     2,500     0.610       12/31/02              1/6/03
          2,500                0.630       12/31/02              1/6/03
          5,000                0.630       12/31/02              1/6/03
                     2,500     0.620       12/31/02              1/6/03
            150                0.600       12/31/02              1/6/03
            519                0.630       12/31/02              1/6/03
         10,000                0.630       12/31/02              1/6/03
                    10,000     0.630       12/31/02              1/6/03
          5,000                0.630       12/31/02              1/6/03
                     7,000     0.630       12/31/02              1/6/03
          1,715                0.630       12/31/02              1/6/03
             47                0.630       12/31/02              1/6/03


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